UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	001-36886 333-223089-02 333-202168-02 333-199019-03

Allergan Funding SCS

(as Issuer)

(Exact name of registrant as specified in its charter)

Allergan Funding SCS

2, Rue Joseph Hackin

L-1746 Luxembourg

Grand Duchy of Luxembourg

+352 42 7171 3254

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate notes due 2020

0.500% notes due 2021

3.450% notes due 2022

1.500% notes due 2023

1.250% notes due 2024

3.850% notes due 2024

3.800% notes due 2025

2.625% notes due 2028

2.125% notes due 2029

4.550% notes due 2035

4.850% notes due 2044

4.750% notes due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Floating Rate notes due 2020: Less than 300 holders

0.500% notes due 2021: Less than 300 holders

3.450% notes due 2022: Less than 300 holders

1.500% notes due 2023: Less than 300 holders

1.250% notes due 2024: Less than 300 holders

3.850% notes due 2024: Less than 300 holders

3.800% notes due 2025: Less than 300 holders

2.625% notes due 2028: Less than 300 holders

2.125% notes due 2029: Less than 300 holders

4.550% notes due 2035: Less than 300 holders

4.850% notes due 2044: Less than 300 holders

4.750% notes due 2045: Less than 300 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Allergan Funding SCS has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2020	Allergan Funding SCS

	By:	/s/ Pradipto Bagchi
	Name:	Pradipto Bagchi
	Title:	Class A Manager

	By:	/s/ Severine Lucie Canova
	Name:	Severine Lucie Canova
	Title:	Class B Manager